JAREX SOLUTIONS CORP.

Puces iela 47 dz.40, Riga,

Latvia, LV-1082

Tel.  +37128102618

May 5, 2015

Mr. Jeffrey Kauten

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re: Jarex Solutions Corp.

       Amendment No. 1 to Registration Statement on Form S-1

       Filed March 25, 2015

       File No. 333-202234

Dear Mr. Jeffrey Kauten,

Jarex Solutions Corp. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") amendment number 2 to the registration statement on Form S-1 (the "Registration Statement") in response to the Commission's comments, April 9, 2015 (the "Comment Letter"), with reference to the Company's registration statement on Form S-1 filed with the Commission on March 25, 2015.

In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission's comments as follows (the term “our” or “we” as used herein refers to the Company):

General

1. We note your response to prior comment 1 and reissue the comment as we continue to believe that you are a shell company as defined in Rule 405. The definition of a shell company does not turn on the company's active pursuit of a business plan, but rather on the nature and size of its business operations and assets. In this regard, we note that you have nominal assets and that significant steps remain to commence the operations of your business. Accordingly, please revise your disclosure throughout the registration statement to state that you are a shell company and disclose the implications of being a shell company.

Our response: We note your argument to our prior response and respectfully disagree that activities that the registrant has undertaken in the furtherance of its planned business can be classified as nominal operations. We do not believe that the registrant is a “shell company” as described under Rule 405 of Regulation C under the Securities Act of 1933, as amended.  Based on our representations and the disclosure in the registration statement, management is of the opinion that the registrant would not be deemed as a shell company, for the following reasons:

1.  Since inception, the registrant’s management has devoted a significant amount of time to the development of the business plan, research into the potential market, raising of capital and finding potential customers.

2.    Since inception, the registrant has actively pursued its business plan, which is inconsistent with the business plan of a shell company. As described in the registration statement, the registrant operates business of Automatic Number Plate Recognition (“ANPR’) software development. The registrant does not intend to solely engage in any activities, which would be consistent with the business plan of a shell company.

3.    The registrant has $4,112 in assets that consist of not only cash.

4.   Our Sole officer and director has specific background experience in our line of business as stated in the S-1.

5.    On February 26, 2015 we signed the Software Development Agreement.

6.    As a result of the Software Development Agreement, we have we have received a prepayment of $2,000.

The Registrant does not believe that such activities and the various other activities it has undertaken in the furtherance of its planned business that it can be classified as “shell company”.

Risk Factors

Risks Related to our Business

Our executive officers do not reside in the united states…, page 8

2. Please revise the caption of this risk factor to concisely address the risk presented in the body of this risk factor.

Our response: We have revised the caption of this risk factor to concisely address the risk presented in the body of this risk factor.

Please direct any further comments or questions you may have to the company at jarexsolutions@yahoo.com

Thank you.

Sincerely,

/S/ Jaroslavna Tomsa

Jaroslavna Tomsa, President